SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

 (Amendment No. ________) *

Fairmont Hotels & Resorts Inc.

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(Name of Issuer)

Common Shares

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(Title of Class of Securities)

305 204 109

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(CUSIP Number)

December 31, 2005

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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,548,883
	6	SHARED VOTING POWER 326,117
	7	SOLE DISPOSITIVE POWER 3,548,883
	8	SHARED DISPOSITIVE POWER 326,117
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.366%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a)	Name of Issuer:

The name of the issuer is Fairmont Hotels & Resorts Inc., a company organized under the laws of Canada (“Fairmont”).

(b)	Address of Issuer’s Principal Executive Offices:

The principal executive office and mailing address of the Issuer is Canadian Pacific Tower, Suite 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada.

Item 2(a)	Name of Person Filing:

This statement is being filed on behalf of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”), an individual ( the “Reporting Person”).

(b)	Address of Principal Business Office:

The principal business address of the Reporting Person is c/o Kingdom Holding Company – Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

(d)	Title of Class of Securities:

This Schedule 13G relates to the common shares of Fairmont (the “Shares”).

(e)	CUSIP Number:

The CUSIP Number of the Shares is 305 204 109.

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,875,000
(b)	Percent of class:	5.366%.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 3,548,883.
	(ii)	Shared power to vote or to direct the vote: 326,117.
	(iii)	Sole power to dispose or to direct the disposition of: 3,548,883.
	(iv)	Shared power to dispose or to direct the disposition of: 326,117.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The Shares as to which the Reporting Person has sole voting and dispositive power are directly owned as follows: (i) 2,875,000 Shares held by Kingdom I (USA), Ltd., a Delaware corporation (“Kingdom I”); (ii) 523,762 Shares held by Kingdom 5-KR-22 Ltd., a Cayman Islands company (“KR-22”); and (iii) 150,121 Shares held by Kingdom Hotels International, a Cayman Islands company (“KH International”).

Kingdom I is an indirect wholly owned subsidiary of KH International. KR-22 is a direct wholly owned subsidiary of KH International. KH International is owned 93.1712% by Kingdom 5-KR-131, Ltd., a Cayman Islands company (“KR-131”) and 6.8288% by Kingdom 5-KR-132, Ltd., a Cayman Islands company (“KR-132”). KR-131 is owned 100% by KR-132 and KR-132 is owned 100% by The Kingdom Trust. The Kingdom Trust is a Cayman Islands trust for the benefit of HRH and his family.

The 326,117 Shares as to which the Reporting Person has shared voting and dispositive power are directly owned by Kingdom Hotel Investments, a Cayman Islands company (“KH Investments”). Kingdom 5-KR-124, Ltd., a Cayman Islands company that is a direct wholly-owned subsidiary of The Kingdom Trust (“KR-124”), owns 69.4% of the outstanding common stock of KH Investments.

Under the terms of The Kingdom Trust, HRH has the power to appoint a majority of the directors of KR-132. In turn, KR-132, as sole shareholder of KR-131, has the power to appoint a majority of the directors of KH International. HRH is the sole director of KH International, KR-22, and Kingdom I. Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can directly or indirectly control the disposition and voting of the Shares held by KH International, KR-22, and Kingdom I.

Under the terms of The Kingdom Trust, HRH has the power to appoint a majority of the directors of KR-124. In turn, KR-124, as majority shareholder of KH Investments, has the power to appoint a majority of the directors of KH Investments. HRH is a director and the chairman of the board of KH Investments. Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH indirectly has shared power over the disposition and voting of the Shares held by KH Investments.

On January 29, 2006, 3128012 Nova Scotia Limited (the “Purchaser”), a company owned by a wholly owned subsidiary of KH International and an affiliate of Colony Capital, LLC, entered into an Acquisition Agreement with Fairmont, pursuant to which the Purchaser will acquire all of the outstanding shares of common stock of Fairmont (other than those beneficially owned by the Reporting Person) for a purchase price of $45.00 per share in cash. The transaction, which is structured as a plan of arrangement under Canadian law, is subject to shareholder approval, as well as other customary conditions, including regulatory and court approval.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 6.

Item 8	Identification and Classification of Members of the Group.

N/A

Item 9	Notice of Dissolution of Group.

N/A

Item 10	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006

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(Date)

/S/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

(Signature)

      HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

(Name/Title)